

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24





08002146

April 23, 2008

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

V. Gillet

Véronique Gillet
VP, Investor Relations

Encl.

4/28



RECEIVED

2008 APR 28 A 8:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

First-Quarter Revenue Up 10.2% excluding the Currency Effect, In Line With Objectives

Charenton-le-Pont, France (April 23, 2008, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of €762.2 million for the three months ended March 31, 2008, representing a reported 3.6% increase on the first quarter of 2007.

Like-for-like growth amounted to 6.2%, in line with the Company's announced annual growth target. Changes in scope of consolidation accounted for 4% of growth for the period, corresponding mainly (3.3%) to acquisitions made in 2007, with the rest contributed by businesses acquired since January 1. The 6.6% negative currency effect primarily reflected the 13.9% fall in the dollar against the euro and, to a lesser extent, the 12.6% decline in the British pound.

Consolidated revenue for the first three months of 2008

€ millions	**First-quarter 2008**	First-quarter 2007	% change as reported	**Like-for-like change***
Consolidated revenue	**762.2**	735.6	+ 3.6%	**+ 6.2%**
Europe	***346.4***	*334.5*	*+ 3.6%*	***+ 3.7%***
North America	***318.3***	*311.7*	*+ 2.1%*	***+ 8.2%***
Asia-Pacific	***69.2***	*65.3*	*+ 5.9%*	***+ 6.6%***
Latin America	***28.3***	*24.1*	*+ 17.6%*	***+ 14.0%***

**Based on a comparable scope of consolidation and at constant exchange rates.*

In **Europe**, growth was impacted by the unfavorable comparison with first-quarter 2007, when revenue rose 8.6% like-for-like. In addition, there were substantially fewer selling days than in the year-earlier period. Germany and the Eastern European countries reported a strong performance.

In the **United States**, where demand generally remained strong, growth was led by the successful launch of the sixth generation of Transitions® variable-tint lenses and of the Crizal Avancé™ with Scotchguard™ Protector lenses.



Subsidiaries in the **Asia-Pacific** region reported strong growth, except in Australia where economic conditions are difficult. Business in Japan was in line with past performance, while operations in China, the ASEAN countries and India continue to enjoy robust growth and a steady improvement in the product mix.

Lastly, operations in **Brazil, Argentina and Mexico** all had a very good quarter.

Highlights of the quarter

Since the beginning of 2008, Essilor has announced ten acquisitions in North America, Europe and Asia, which are expected to contribute an aggregate €64 million in full-year revenue.

Prescription laboratories acquired in North America included Interstate Optical, Advance Optical Sales, Empire Optical of California and Future Optics in the United States; Rainbow Optical Labs in Porto Rico and WestLab Optical in Canada.

In Europe, Essilor acquired Galileo, a leading Italian marketer of prescription and stock lenses; Optymal, the Company's distributor in Bulgaria; and O'Max, a Dutch distributor of optometry and lens edging instruments.

In India, Essilor purchased Rx 20/20, a prescription laboratory.

In addition, Nikon-Essilor has announced the purchase of a minority stake in Encore Optics, a Connecticut-based prescription laboratory in the United States.

Share buybacks

In the first quarter, Essilor purchased 1,700,000 Company shares on the open market for a total of €65 million. These buybacks were part of the policy implemented since 2003 to offset the dilution resulting from the conversion of OCEANE bonds, the exercise of stock options and the granting of performance shares.

Cash position – Debt

Due to the normal seasonal fluctuations in business, as well as acquisitions, share buybacks and capital expenditure, Essilor's net cash and cash equivalents decreased by almost €135 million during the first quarter.

Following the conversion of 83,614 OCEANE bonds during the period, there are currently 3,375,448 bonds outstanding, representing 55.9% of the original issue.



A conference call in French will be held today at 9:00 a.m., Paris time.

The number to dial is: +33 (0) 1 70 99 34 68

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20080423-1726AB95/fr/

A conference call in English will follow at 10:00 a.m., Paris time.

The number to dial is: +44 (0)208 817 9301

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20080423-1726AB95/en/

Investor calendar

Wednesday, May 14, 2008: Annual Shareholders' Meeting

Thursday, July 17, 2008: First-half revenue announced

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com

ESSILOR

RECEIVED
2008 APR 28 A 8:27
FFICE OF INTERNATIONAL
CORPORATE FINANCE

COMMUNIQUÉ

Un début d'année en ligne avec les objectifs :
+ 10,2 % de croissance hors effet de change

Charenton-le-Pont (23 avril 2008 - 6h30) – Essilor International, numéro un mondial de l'optique ophtalmique, publie un chiffre d'affaires consolidé de 762,2 millions d'euros en hausse de + 3,6 % pour le premier trimestre 2008.

La croissance organique s'établit à + 6,2 % ; elle est en ligne avec l'objectif annuel de taux de croissance communiqué par le groupe.

L'effet périmètre ressort à + 4 % : il résulte essentiellement des acquisitions réalisées en 2007 (+ 3,3 %) et pour le solde des acquisitions signées depuis le 1er janvier. L'impact négatif de l'évolution des taux de change (- 6,6 %) tient principalement à la forte baisse du dollar américain face à l'euro (- 13,9 %), et dans une moindre mesure, au net recul de la livre anglaise face à l'euro (- 12,6 %).

Chiffre d'affaires consolidé au 31 mars 2008 – 3 mois

En millions d'euros	**31/03/2008**	31/03/2007	Variation publiée	**Croissance organique***
Chiffre d'affaires consolidé Groupe	**762,2**	735,6	+ 3,6 %	**+ 6,2 %**
Europe	***346,4***	*334,5*	*+ 3,6 %*	***+ 3,7 %***
Amérique du Nord	***318,3***	*311,7*	*+ 2,1 %*	***+ 8,2 %***
Asie-Océanie	***69,2***	*65,3*	*+ 5,9 %*	***+ 6,6 %***
Amérique latine	***28,3***	*24,1*	*+ 17,6 %*	***+ 14,0 %***

(*) À périmètre et taux de change constants

En **Europe**, l'activité a été impactée par un effet de base défavorable (+ 8,6 % en base homogène au premier trimestre 2007) et un nombre de jours de ventes sensiblement inférieur à celui du premier trimestre 2007. L'Allemagne et les pays de l'Est affichent de belles performances.

Aux **Etats-Unis**, dans un marché généralement bien orienté, Essilor a bénéficié du lancement réussi de la sixième génération de verres photochromiques Transitions® ainsi que de Crizal Avancé™ with Scotchguard™ Protector.



Dans la zone **Asie-Océanie**, les filiales ont réalisé de bonnes croissances, à l'exception de l'Australie qui souffre de conditions économiques difficiles. L'activité au Japon s'inscrit dans la lignée des performances passées. De leur côté, la Chine, les pays de l'Asean et l'Inde continuent d'afficher de fortes progressions et bénéficient d'une amélioration du mix produit.

Enfin, les pays de l'**Amérique du Sud** ont réalisé un très bon trimestre, tant le Brésil que l'Argentine et le Mexique.

Evénements marquants du trimestre

Depuis le début de l'année 2008, Essilor a annoncé 10 acquisitions pour environ 55 millions d'euros. En année pleine, le chiffre d'affaires supplémentaire généré par les différentes opérations de croissance externe s'élève à 64 millions d'euros.

En Amérique du Nord, Essilor a procédé à six acquisitions de laboratoires de prescription dont quatre aux Etats-Unis (Interstate Optical, Advance Optical Sales, Empire Optical of California et Future Optics), une à Porto-Rico (Rainbow Optical Labs) et une au Canada (WestLab Optical).

En Europe, Essilor a fait l'acquisition d'un acteur important du marché italien des verres de prescription et de stock (Galileo). Le groupe a également racheté son distributeur en Bulgarie (Optymal), ainsi que O'Max, société néerlandaise de distribution d'instruments d'optométrie et de taillage.

En Inde, Essilor a acquis le laboratoire de prescription Rx 20/20.

Par ailleurs, Nikon-Essilor a annoncé la prise de participation minoritaire dans Encore Optics, un laboratoire de prescription basé dans le Connecticut aux Etats-Unis.

Rachat de titres

De janvier à mars, Essilor a procédé au rachat de 1 700 000 de ses propres actions sur le marché pour un montant de 65 millions d'euros. Ces opérations s'inscrivent dans le cadre de la politique mise en œuvre par Essilor depuis 2003, dont l'objectif est de compenser la dilution induite par la conversion des OCEANE, et par les plans d'options de souscription d'actions et d'actions de performance.

Trésorerie - Dette

En raison des effets de saisonnalité habituels, des acquisitions, des rachats de titres et des investissements industriels, l'excédent de trésorerie a baissé de près de 135 millions d'euros au premier trimestre.

Les détenteurs d'OCEANE ont procédé à la conversion de 83 614 obligations, réduisant à 3 375 448 le nombre d'obligations convertibles en circulation, soit 55,9 % du montant initialement émis.



Une conférence téléphonique aura lieu ce jour à 9 heures en français.

Le numéro à composer est : 01 70 99 34 68

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080423-1726AB95/fr/

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : 00 44 208 817 93 01

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080423-1726AB95/en/

Calendrier des prochaines publications et réunions

Assemblée Générale : mercredi 14 mai 2008

Chiffre d'affaires semestriel 2008 : jeudi 17 juillet 2008

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE

Essilor se renforce en Italie

Trois nouvelles acquisitions aux Etats-Unis

Charenton-le-Pont (4 avril 2008 - 6h30) - Essilor poursuit sa politique de croissance externe en Italie et aux Etats-Unis.

Le groupe accélère son développement en Italie avec l'acquisition de **Galileo**, un des acteurs principaux du marché italien. Cette société indépendante vend des verres de prescription et de stock sous sa propre marque, très connue sur le marché de l'optique et auprès des consommateurs italiens. Galileo détient un laboratoire de prescription à Milan et réalise 13 millions d'euros de chiffre d'affaires annuellement.

De son côté Essilor of America, filiale d'Essilor International, renforce son réseau de laboratoires de prescription aux Etats-Unis avec l'acquisition d'**Empire Optical of California, Inc.**, un laboratoire de prescription situé à North Hollywood, Californie. Ce distributeur de la gamme Varilux® réalise un chiffre d'affaires de 23 millions de dollars et emploie 168 personnes. Empire offre un potentiel important de développement des verres Essilor et permet au groupe de renforcer ses parts de marché en Californie, l'Etat américain le plus important en termes de population.

Enfin, Essilor of America a également pris le contrôle de **Advance Optical Sales Co., Inc.** (CA : 6,1 millions de $) et de **Future Optics, Inc.** (CA : 3,3 millions de $), deux laboratoires de prescription situés respectivement à Rochester, New York et à Jackson, Tennessee.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com



NEWS RELEASE

Essilor Strengthens Its Positions in Italy
Three New Acquisitions in the United States

Charenton-le-Pont, France (April 4, 2008 – 6:30 a.m., Paris time) – Essilor is pursuing its external growth strategy in Italy and the United States.

The Group has stepped up its development in Italy with the acquisition of **Galileo**, a major player in the Italian market. The company sells prescription and stock lenses under its own brand, which is widely recognized in the optics industry and among Italian consumers. Galileo operates a prescription laboratory in Milan and generates €13 million in annual revenue.

Essilor of America, a subsidiary of Essilor International, has strengthened its prescription laboratory network in the United States with the acquisition of a majority stake in **Empire Optical of California, Inc.**, located in North Hollywood. A distributor of Varilux® lenses, the company has 168 employees and $23 million in full-year revenue. Empire has major potential for developing Essilor lenses and enables the Group to increase its market share in the nation's most populous state.

Lastly, Essilor of America has also acquired a majority stake in two prescription laboratories: **Advance Optical Sales Co., Inc.** in Rochester, New York, with revenue of $6.1 million, and **Future Optics Inc.** in Jackson, Tennessee, with revenue of $3.3 million.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: +33 1 49 77 42 16
www.essilor.com

END